February 17, 2011

Leo Ehrlich
Chief Executive Officer
Cellceutix Corporation
100 Cummings Center, Suite 151-B
Beverly, MA 01915

> **Re:** **Cellceutix Corporation**
> **Form 10-K for the Fiscal Year ended June 30, 2010**
> **Filed October 12, 2010**
> **File No. 000-52321**

Dear Mr. Ehrlich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing and by providing the requested information, as applicable, or by advising us when you will provide this response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business

Overview, page 2

1. Please file the outstanding convertible debenture agreements, as amended, or confirm that these debentures have been retired.

Manufacturing, page 12

2. Please amend your annual report to describe the material terms of your agreements with Girindus America, Inc. and Formatech Inc., including the payment, duration and termination provisions. Please also file your agreement with Formatech Inc. as an exhibit to your annual report or, alternatively, provide us with your analysis as to why you are not substantially dependent on this agreement.

Item 2 - Description of Properties, page 20

3. We note a discrepancy in the charges incurred from services provided by KARD to date. On page 20 the amount is $972,802 and on page 39 it is $548,743. Please amend your disclosure to eliminate this discrepancy or provide additional clarification.

Item 7. Management's Discussion and Financial Condition and Results of Operations

Liquidity and Capital Resources, page 22

4. Please file each of the three promissory notes Mr. Ehrlich has entered into with the company as exhibits to your annual report.

Signatures, page 41

5. Please amend your annual report to indicate which of the signatories acts in the capacity of your principal accounting officer or controller.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director